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                                                                       EXHIBIT 8



                        [LETTERHEAD OF SIDLEY & AUSTIN]



                               February 17, 1998



Telephone and Data Systems, Inc.
30 North LaSalle Street
Suite 4000
Chicago, Illinois 60602



       Re:  Certain Federal Income Tax Consequences of Reincorporation of the
           Company as a Delaware Corporation and Distribution of Tracking Stock



Ladies and Gentlemen:



    We are counsel to Telephone and Data Systems, Inc., an Iowa corporation (the "Company" or "TDS Iowa"). We have been requested by the Company to render this opinion with respect to certain United States federal income tax matters in connection with (i) the proposed change in TDS Iowa's state of incorporation from Iowa to Delaware which, subject to the approval of the shareholders of TDS Iowa, would be effected by a merger (the "Merger") of TDS Iowa into a wholly owned subsidiary of TDS Iowa organized under the laws of Delaware (the "Company" or "TDS Delaware") which would be the surviving corporation and (ii) the distribution (the "Distribution") of United States Cellular Group Common Shares, TDS Telecom Group Common Shares and Aerial Communications Group Common Shares (collectively, the "Tracking Stock") to holders of Series A Common Shares and Common Shares of the Company, each of which is described more fully in the Letter to Shareholders, Notice of Special Meeting of Shareholders and Proxy Statement and Prospectus dated as of February 17, 1998 (collectively, the "Proxy Statement"), which is part of the Registration Statement on Form S-4 of TDS Delaware, to which this letter is attached as an Exhibit.



    References herein to the Company shall mean TDS Iowa (prior to the Merger) and TDS Delaware (subsequent to the Merger) and references herein to "Series A Common Shares," "Common Shares" and "Tracking Stock" shall mean shares of stock issued by TDS Iowa (prior to the Merger) and TDS Delaware (subsequent to the Merger). Other capitalized terms used but not defined herein shall have the meanings ascribed to them in the Proxy Statement.



    In rendering this opinion, we have examined originals or copies of (i) the Proxy Statement, (ii) the draft Agreement and Plan of Merger, a copy of which is attached as Exhibit A to the Proxy Statement (the "Draft Merger Agreement"),
(iii) the draft Restated Certificate of Incorporation, which will be the Certificate of Incorporation of TDS Delaware upon the effectiveness of the Merger, a copy of which is attached as Exhibit B to the Proxy Statement (the "Draft Delaware Certificate"), and (iv) such other documents as in our judgment were necessary to enable us to render the opinion expressed below.



    This opinion is based on the Internal Revenue Code of 1986, as amended (the "Code"), regulations and rulings now in effect or proposed thereunder, current administrative rulings and practice, and judicial precedent, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to shareholders of the Company discussed in this opinion. This opinion does not address all aspects of federal taxation that may be relevant to particular shareholders of the Company, and it may not be applicable to shareholders who, for federal income tax purposes, are subject to special tax treatment, such as insurance companies, corporations subject to the alternative minimum tax, banks, dealers in securities, tax-exempt organizations or foreign persons or to shareholders who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation.

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    In rendering this opinion we have assumed, with your consent, that the following assumptions (collectively, the "Assumptions") are true and correct as of the date of this letter and will be true, correct and complete as of the time of the Merger and the time of the Distribution:



        (i) The Proxy Statement, the Draft Merger Agreement, and the Draft Delaware Certificate, when executed, adopted, filed, distributed or otherwise made effective in final form, will be identical to the documents we have heretofore reviewed and will be binding and effective, and that the Merger and the Distribution will be carried out in accordance therewith.



        (ii) All material facts relating to the Merger and the Distribution are as set forth in the Proxy Statement.



        (iii) The representations made to us by TDS Iowa in the letter attached hereto as Exhibit A will be true, correct and complete as of the time of the Merger and the time of the Distribution.



    Based upon our review of the documents referred to above, the Assumptions set forth in the preceding paragraphs, assuming the shareholders of the Company hold their Preferred Shares, Series A Common Shares and Common Shares of the Company as capital assets within the meaning of Section 1221 of the Code, and further assuming, except as specifically discussed below, that such shareholders will not exercise appraisal rights, we are of the opinion that, with respect to the Merger, for United States federal income tax purposes:



        (i) The Merger will constitute a reorganization within the meaning of
    Section 368(a) of the Code, and TDS Iowa and TDS Delaware will each be a party to the reorganization.



        (ii) No gain or loss will be recognized by TDS Iowa or TDS Delaware as a result of the Merger.



        (iii) No gain or loss will be recognized by the shareholders of TDS Iowa upon the conversion of their Preferred Shares, Series A Common Shares and Common Shares of TDS Iowa into Preferred Shares, Series A Common Shares and Common Shares of TDS Delaware, respectively, pursuant to the Merger.



        (iv) The aggregate tax bases of the Preferred Shares, Series A Common Shares and Common Shares of TDS Delaware received in exchange for Preferred Shares, Series A Common Shares and Common Shares of TDS Iowa, respectively, pursuant to the Merger will be the same as the aggregate tax bases of such Preferred Shares, Series A Common Shares and Common Shares of TDS Iowa, respectively.



        (v) The holding periods for Preferred Shares, Series A Common Shares and Common Shares of TDS Delaware issued in exchange for Preferred Shares, Series A Common Shares and Common Shares of TDS Iowa, respectively, pursuant to the Merger will include the holder's holding periods for such Preferred Shares, Series A Common Shares and Common Shares of TDS Iowa, respectively.



    A shareholder of TDS Iowa who exercises appraisal rights should, in general, treat the difference between the tax basis of the Preferred Shares, Series A Common Shares and Common Shares of TDS Iowa held by such shareholder with respect to which such rights are exercised and the amount received through the exercise of such rights (other than any interest awarded by a court with respect to such rights) as capital gain or loss for federal income tax purposes although, depending on the shareholder's particular circumstances, the amount received through the exercise of such rights (other than any interest awarded by a court with respect to such rights) might be treated for federal income tax purposes as dividend income. Any interest awarded by a court to a shareholder of TDS Iowa with respect to exercised appraisal rights generally will be includible in such shareholder's income as ordinary income.



    Based upon our review of the above-referenced documents, the Assumptions set forth above, and assuming the shareholders of the Company hold their Series A Common Shares and Common Shares of


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the Company as capital assets within the meaning of Section 1221 of the Code, we are of the opinion that, with respect to the Distribution, for United States federal income tax purposes:



        (i) The Distribution will not result in income, gain or loss to the Company.



        (ii) The Distribution will not result in income, gain or loss to any shareholder of the Company, except with respect to cash, if any, received in lieu of fractional shares of Tracking Stock.



        (iii) A shareholder's tax basis for Series A Common Shares prior to the Distribution will be allocated after the Distribution among such shareholder's Series A Common Shares and Tracking Stock (including fractional shares of Tracking Stock, if any, for which cash is received) received in the Distribution (pursuant to a deemed exchange for Series A Common Shares) in proportion to their relative fair market values at the time of the Distribution.



        (iv) A shareholder's tax basis for Common Shares prior to the Distribution will be allocated after the Distribution among such shareholder's Common Shares and Tracking Stock (including fractional shares of Tracking Stock, if any, for which cash is received) received in the Distribution (pursuant to a deemed exchange for Common Shares) in proportion to their relative fair market values at the time of the Distribution.



        (v) A shareholder's holding period for Tracking Stock received in the Distribution (pursuant to a deemed exchange for Series A Common Shares) will include such shareholder's holding period for the Series A Common Shares deemed surrendered therefor.



        (vi) A shareholder's holding period for Tracking Stock received in the Distribution (pursuant to a deemed exchange for Common Shares) will include such shareholder's holding period for the Common Shares deemed surrendered therefor.



        (vii) A shareholder who receives cash in lieu of a fractional share of Tracking Stock will recognize gain or loss equal to the difference, if any, between such shareholder's basis in the fractional share (determined under clause (iii) or (iv) above) and the amount of cash received.



        (viii)None of the Tracking Stock will be "section 306 stock" within the meaning of the Code.



    The Internal Revenue Service (the "Service") announced in 1987 that it was studying and would not issue advance rulings on the classification of an instrument that has certain voting and liquidation rights in an issuing corporation but the dividend rights of which are determined by reference to the earnings of a segregated portion of the issuing corporation's assets, including assets held by a subsidiary. In 1995 the Service withdrew such stock from its list of matters under consideration and reiterated that it would not issue advance rulings regarding such stock. There are no court decisions or other authorities that bear directly on transactions similar to the Distribution. It is possible, therefore, that the Service could assert that the Tracking Stock represents property other than stock of the Company. If such shares were treated as property other than stock of the Company, the Company or its subsidiaries (i) would recognize a significant taxable gain on the Distribution of the Tracking Stock in an amount equal to the excess of the fair market value of the distributed property over its federal income tax basis to the Company or its subsidiaries and (ii) the Company could lose its ability to file consolidated federal income tax returns with U.S. Cellular, TDS Telecom and Aerial (one consequence being that dividends paid or deemed to be paid by U.S. Cellular, TDS Telecom or Aerial to the Company would be taxable to the Company, subject to any applicable dividends received deduction). Furthermore, the receipt of Tracking Stock by a shareholder of the Company might be treated as a fully taxable dividend to such shareholder in an amount equal to the fair market value of such stock (subject, in the case of shareholders of the Company that are corporations, to any applicable dividends received deduction). As indicated above, however, it is our opinion that the Service would not prevail in any such assertion.



    You have not asked for, and we do not express, any opinion concerning the tax consequences of any transaction other than the Merger or the Distribution, or any opinion regarding the tax consequences of


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the Merger or the Distribution, other than those expressly set forth above. No opinion should be inferred as to the tax consequences of the Merger or the Distribution under any state, local or foreign law, or with respect to other issues of United States federal taxation.



    This opinion is provided to you only, and without our prior consent, may not be relied upon, used, circulated, quoted or otherwise referred to in any manner by any person, firm, governmental authority or entity whatsoever other than reliance thereon by you. This opinion letter is limited to the matters stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated herein. This opinion letter shall not be construed as or deemed to be a guaranty or insuring agreement.



    This opinion is rendered as of the date hereof based on the facts in existence on the date hereof, and we undertake no, and hereby disclaim any, obligation to advise you of any changes or any new developments, whether material or not material, which may be brought to our attention at a later date. Any changes in the facts in existence on the date hereof may adversely affect our opinion set forth herein.



    We understand that, at the time the Merger or the Distribution occurs, you may request that we reaffirm the opinion expressed in this letter. Any such reaffirmation will be based on the facts and law in existence at that time and, in connection therewith, we may request further representations by the Company and others as a condition to our reaffirmation.



    We hereby consent to the filing of this letter as an Exhibit to the Registration Statement and to all references to our Firm included in or made a part of the Registration Statement.



                                          Very truly yours,



                                          SIDLEY & AUSTIN


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